Exhibit 3.1

Amendment to Anthem, Inc. By-Laws

Pursuant to a resolution duly adopted by the Board of Directors of Anthem, Inc., an Indiana corporation (the “Corporation”), effective July 23, 2015, the By-Laws of the Corporation are amended to add the following Article XI:

ARTICLE XI

Forum for Adjudication of Disputes

Section 11.1 Forum. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”) the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s constituents identified in Chapter 35 of the Indiana Business Corporation Law (IC 23-1-35-1(d)), (c) any action asserting a claim arising pursuant to any provision of the Indiana Business Corporation Law or the Corporation’s Articles of Incorporation or these By-Laws (in each case, as may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine, shall be, to the fullest extent permitted by law, the Marion Superior Court (Marion County, Indiana) (or, if the Marion Superior Court lacks jurisdiction, the United States District Court for the Southern District of Indiana); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Section 11.2 Personal Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 of these By-Laws is filed in a court other than the Marion Superior Court (Marion County, Indiana) (or, if the Marion Superior Court lacks jurisdiction, the United States District Court for the Southern District of Indiana) (a “Foreign Action”) in the name of any shareholder (including any beneficial owner), such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the Marion Superior Court or the United States District Court for the Southern District of Indiana in connection with any action brought in any such court to enforce Section 11.1 of these By-Laws and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Section 11.3 Enforceability. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI. If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in Section 11.1 with respect to any current or future actions or claims.